UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Fulgent Genetics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

359664109

(CUSIP Number)

Ming Hsieh

c/o Fulgent Genetics, Inc.

4978 Santa Anita Avenue, Suite 205

Temple City, California 91780

(626) 350-0537

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Scott M. Stanton, Esq.

Melanie Ruthrauff Levy, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.

3580 Carmel Mountain Road, Suite 300

San Diego, California 92130

(858) 314-1500

October 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 359664109	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSON Ming Hsieh I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 7,897,115 [2]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 7,897,115 [2]
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,897,115 [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.7% [3]

14	TYPE OF REPORTING PERSON IN

[1]The shares of Common Stock of the Issuer (each as defined below) beneficially owned by Ming Hsieh were acquired (a) with the personal funds of Mr. Hsieh and (b) upon completion of a reorganization transaction pursuant to which Fulgent Therapeutics LLC (“Fulgent Therapeutics”) became a wholly owned subsidiary of the Issuer (the “Reorganization”), which was completed on September 30, 2016, in connection with the Issuer’s initial public offering (the “IPO”) and which is described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-213469), related to the IPO (the “Registration Statement”). See Item 3 of this Schedule 13D for additional information.

[2] Consists of (i) 7,895,115 shares of our common stock held of record by Mr. Hsieh, and (ii) 2,000 shares of our common stock held of record by minor children under Uniform Transfers to Minors Act accounts, over which Mr. Hsieh possesses sole voting and dispositive power as the sole custodian of the accounts.

[3] Calculated based on 18,486,137 shares of common stock outstanding as of August 9, 2019, as reported in the Issuer’s Registration Statement on Form S-3, as amended (File No. 333-233227) as filed with the SEC on August 12, 2019 (the “Shelf Registration Statement”).

CUSIP NO. 359664109	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSON Ming Hsieh, as Trustee of the Ming Hsieh Annuity Trust, established May 4, 2016 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 359664109	13D	Page 7 of 9 Pages

Item 1.	Security and Issuer.

This amended and restated Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Fulgent Genetics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4978 Santa Anita Avenue, Temple City, California 91780.

Item 2.	Identity and Background.

(a) This Statement is being filed by Ming Hsieh, (the “Reporting Person”) and the Reporting Person, as the Trustee of the Ming Hsieh Annuity Trust, established May 4, 2016 (the “Hsieh Trust”).

(b) The business address of the Reporting Person and the Hsieh Trust is c/o Fulgent Genetics, Inc., 4978 Santa Anita Avenue, Temple City, California 91780.

(c) The Reporting Person serves as President, Chief Executive Officer and Chairman of the Board of Directors (the “Board”) of the Issuer.

(d)–(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

7,760,733 shares of Common Stock of the Issuer beneficially owned by the Reporting Person were acquired (a) with the personal funds of the Reporting Person and (b) upon completion of the Reorganization. In the Reorganization, all of Fulgent Therapeutics’ Class D-1 preferred units were cancelled in exchange for shares of the Issuer’s Common Stock at a ratio of 7.6-for-1. The Reporting Person acquired 5,444,944 shares of Common Stock of the Issuer in the Reorganization in exchange for the cancellation of 41,381,579 Class D-1 preferred units of Fulgent Therapeutics, and the Hsieh Trust acquired 1,315,789 shares of Common Stock of the Issuer in the Reorganization in exchange for the cancellation of 10,000,000 Class D-1 preferred units of Fulgent Therapeutics. In addition, the Reporting Person acquired 1,000,000 shares of Common Stock of the Issuer on October 4, 2016, in the Issuer’s IPO, for a per share purchase price equal to the public offering price of $9.00, or an aggregate purchase price of $9,000,000.00.

On June 12, 2017, the Reporting Person purchased 15,000 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $4.947 per share.

On June 13, 2017, the Reporting Person purchased 15,000 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $5.0127 per share.

On June 14, 2017, the Reporting Person purchased 7,300 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $5.1068 per share.

On June 15, 2017, the Reporting Person purchased 12,700 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $5.3503 per share.

On November 9, 2017, the Reporting Person purchased 11,520 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.4747 per share.

On November 10, 2017, the Reporting Person purchased 9,385 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.3461 per share.

On November 13, 2017, the Reporting Person purchased 7,704 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.2798 per share.

On November 14, 2017, the Reporting Person purchased 2,800 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.3482 per share.

On November 15, 2017, the Reporting Person purchased 300 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.2833 per share.

CUSIP NO. 359664109	13D	Page 8 of 9 Pages

On November 16, 2017, the Reporting Person purchased 1,905 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.2212 per share.

On November 17, 2017, the Reporting Person purchased 12,291 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.1618 per share.

On November 20, 2017, the Reporting Person purchased 7,259 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.2795 per share.

On November 21, 2017, the Reporting Person purchased 1,599 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.1253 per share.

On November 9, 2018, the Reporting Person purchased 10,000 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.361 per share.

On November 13, 2018, the Reporting Person purchased 10,880 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.5875 per share.

On March 5, 2019, the Reporting Person purchased 8,739 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $4.9479 per share.

On November 30, 2017, the Reporting Person, acting as the custodian for his minor child under a Uniform Transfers to Minors Act (“UTMA”) account, purchased 1,000 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.6042 per share.

On November 30, 2017, the Reporting Person, acting as the custodian for his minor child under a UTMA account, purchased 1,000 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.6042 per share.

On October 23, 2019, the Reporting Person transferred 1,315,789 shares of Common Stock of the Issuer held by the Hsieh Trust to himself as an individual (the “Transfer”).

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference.

The Reporting Person holds the shares of Common Stock reported in this Statement for general investment purposes. The Reporting Person may, from time to time, acquire additional, or dispose of, shares of Common Stock or other securities of the Issuer, in the Reporting Person’s capacity as President, Chief Executive Officer and Chairman of the Board of the Issuer or otherwise, or engage in discussions with the Issuer concerning investments in the Issuer. The Reporting Person intends to review his ownership of Common Stock on a continuing basis and, depending upon the price and availability of shares of Common Stock of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, the Reporting Person may decide at any time to increase or to decrease the size of his holdings of the Issuer’s securities.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 7,897,115 shares of Common Stock of the Issuer, representing 42.7% of all of the outstanding shares of Common Stock of the Issuer.

The percentage set forth in this Item 5(a) is based on 18,486,137 shares of common stock outstanding as of August 9, 2019, as reported in the Shelf Registration Statement.

(b) The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of 7,897,115 shares of Common Stock of the Issuer as of and within sixty (60) days after October 23, 2019, the Reporting Person has shared power to vote or direct the vote or dispose or direct the disposition of zero shares of Common Stock.

(c) Except as otherwise set forth in this Statement, no transactions in the shares of Common Stock of the Issuer have been effected by the Reporting Person in the last sixty (60) days.

(d) Not applicable.

CUSIP NO. 359664109	13D	Page 9 of 9 Pages

(e) As a result of the Transfer, as of October 23, 2019, the Hsieh Trust is no longer the beneficial owner of more than five percent of the Common Stock of the Issuer.  As a result, this Statement constitutes an “exit filing” for the Hsieh Trust.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1

Joint Filing Agreement, dated as of October 10, 2016, by and among the Reporting Person and the Hsieh Trust (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Person and the Hsieh Trust on October 11, 2016)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2019	/s/ Ming Hsieh
Ming Hsieh

MING HSIEH ANNUITY TRUST, ESTABLISHED MAY 4, 2016
/s/ Ming Hsieh
Ming Hsieh, Trustee